Filed by: TeraWulf Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: IKONICS Corporation

TeraWulf and IKONICS Announce Merger Agreement, Paving Way For a U.S. Publicly Traded ESG-Focused Cryptocurrency Mining Company with Plans to Use 90%+ Zero-Carbon Energy

TERAWULF

Mining Powers Bitcoin – TeraWulf Powers Sustainable Mining

Envrionmentally Sustainable Bitcoin Mining Company

Bitcoin domestically produced

90%+ zero-carbon energy

100% target of zero-carbon energy utilization

50 MWs mining capacity online this year

800 MWs expected mining capacity by 2025

23 EH/s expected hashrate by 2025

$0.025/kWh average cost of electricity

~60,000 state-of-the-art miners on order

TeraWulf to become Nasdaq-listed company through business combination with IKONICS

Exciting New Paradigm for Mining Creates a Bitcoin Leader

- Positioned to generate environmentally sustainable bitcoin at industrial scale
- Executive team has decades of energy supply optimization, operations, and engineering experience
- Able to quickly develop a large-scale cryptocurrency mining platform
- Attractive investor returns
- Facilitates and expedites the electric grid's transition to a zero-carbon future
- Utilizes reliable, secure and low-cost sustainable energy sources to support bitcoin mining activities

Leading ESG Focus

- Purpose-driven business practices
- Determined clean energy goals
- Support for the communities in which TeraWulf operates
- Commitment to diversity, equity and inclusion at all levels
- Tangible benefits, including job creation, for our communities
- High level of transparency, reliability, and environmental stewardship

TeraWulf will accelerate the transition to a more resilient, stable and sustainable energy future

ESG-Focused Cryptocurrency Mining Company

U.S. Mining Operations:

Nautilus Cryptomine	Lake Mariner Mining
Pennsylvania	New York
Operational 2Q22	Operational 4Q21
100% Zero-Carbon Nuclear Power	**90%** Zero-Carbon Hydro Power
300+ MW Capacity Expected by 2025	**500+ MW** Capacity Expected by 2025
0 Carbon Footprint	**200+** Sustainable Energy Jobs Created

Headquarters

Easton, MD

Nasdaq

Will be listed under ticker symbol "WULF"

Transaction expected to close in the second half of 2021*

* Subject to the receipt of regulatory approvals, the approval of IKONICS and TeraWulf shareholders and other customary closing conditions

For additional information, please visit www.TeraWulf.com or follow @TeraWulfInc on Twitter.

Did You Know? 1 TeraWulf assists renewable intermittent energy integration into the energy grid • Bitcoin miners like TeraWulf are an ideal complementary technology for renewables and energy storage • TeraWulf offers a flexible baseload energy demand that can quickly ramp up or down to balance the energy needs of the grid • This ensures supply of incremental energy back to the grid during spikes in peak demand 2 TeraWulf holds itself to a zero-carbon energy standard • TeraWulf produces domestic, environmentally sustainable bitcoin • 90% of energy produced at Lake Mariner Mining will be zero-carbon • 100% of energy at Nautilus Cryptomine will be zero-carbon • Net-zero and carbon neutral are not equivalent » Zero-Carbon = No production of carbon emissions derived » Carbon Neutral = Removing as much C02 as emitted 3 TeraWulf creates sustainable energy jobs • TeraWulf’s Lake Mariner facility employs workers displaced by New York State mandated fossil fuel phase-out • When fully operational, TeraWulf will create 200+ sustainable energy jobs across its facilities • Construction will also create employment for hundreds of well-paid workers 4 TeraWulf’s ESG-focused mining operations will aid the zero-carbon transition to a decentralized financial system that is inclusive and supportive for all people • TeraWulf supports the social case for bitcoin, which includes: » Demand for social good; » Financial inclusion; and » Safe store of value • Through its purpose-driven business practices, determined clean energy goals and support for the communities in which it operates, TeraWulf aims to create value for all stakeholders About TeraWulf TeraWulf was formed to own and operate fully integrated environmentally clean cryptocurrency mining facilities in the United States. TeraWulf will provide domestically produced bitcoin powered by more than 90% zero-carbon energy with a goal of utilizing 100% zero-carbon energy. The Company’s mining facility in New York is expected to be operational in the fourth quarter of 2021 and the mining facility in Pennsylvania recently commenced site work with targeted operation in the second quarter of 2022. For more information on TeraWulf, please visit www.TeraWulf.com or follow @TeraWulfInc on Twitter. For additional information, please visit www.TeraWulf.com or follow @TeraWulfInc on Twitter.

Additional Information and Where to Find It; Participants in the Solicitation

In connection with the proposed transaction, IKONICS intends to file relevant materials with the United States Securities and Exchange Commission (the "SEC"), including a combined proxy statement and registration statement on Form S-4. Following the filing of the definitive proxy statement with the SEC, IKONICS will mail the definitive proxy statement and a proxy card to each shareholder entitled to vote at the special meeting relating to the proposed transaction. The proxy statement, any other relevant documents, and all other materials filed with the SEC concerning IKONICS are (or, when filed, will be) available free of charge at http://www.sec.gov and http:/www.ikonics.com/investor-relations. Shareholders should read carefully the proxy statement and any other relevant documents that IKONICS files with the SEC when they become available before making any voting decision because they will contain important information.

This communication does not constitute a solicitation of proxy, an offer to purchase, or a solicitation of an offer to sell any securities. IKONICS its directors and executive officers are deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction. Information regarding the names of such persons and their respective interests in the transaction, by securities holdings or otherwise, will be set forth in the definitive proxy statement when it is filed with the SEC. Additional information regarding these individuals is set forth in its annual report on Form 10-K for the fiscal year ended December 31, 2020, its definitive proxy statement for the annual meeting held on April 29, 2021, and the revised definitive proxy statement for the same meeting, which were filed with the SEC on March 3, 2021, March 23, 2021, and April 6, 2021, respectively. To the extent IKONICS directors and executive officers or their holdings of IKONICS securities have changed from the amounts disclosed in those filings, to IKONICS's knowledge, such changes have been reflected on initial statements of beneficial ownership on Form 3 or statements of change in ownership on Form 4 on file with the SEC. These materials are (or, when filed, will be) available free of charge at http://www.Ikonics.com/investor-relations.

Forward Looking Statements

This communication contains "forward-looking statements" within the meaning of the U.S. federal securities laws. Such statements include statements concerning anticipated future events and expectations that are not historical facts. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Actual results may vary materially from those expressed or implied by forward-looking statements based on a number of factors, including, without limitation: (1) risks related to the consummation of the mergers, including the risks that (a) the mergers may not be consummated within the anticipated time period, or at all, (b) the parties may fail to obtain shareholder approval of the merger agreement, (c) other conditions to the consummation of the mergers under the merger agreement may not be satisfied, (d) all or part of TeraWulf's contemplated financing in connection with the mergers may not become available, and (e) the significant limitations on remedies contained in the merger agreement may limit or entirely prevent a party from specifically enforcing another party's obligations under the merger agreement or recovering damages for any breach; (2) approval of the combined company's application to list its shares on the Nasdaq; (3) no assurance that future developments affecting TeraWulf will be those that it has anticipated; TeraWulf's projected financial information is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results since the assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information; (4) the effects that any termination of the merger agreement may have on a party or its business, including the risks that (a) the price of IKONICS common stock may decline significantly if the mergers are not completed, (b) the merger agreement may be terminated in circumstances requiring IKONICS to pay TeraWulf a termination fee of $1.2 million, or (c) the circumstances of the termination, may have a chilling effect on alternatives to the mergers; (5) the effects that the announcement or pendency of the mergers may have on IKONICS and its business, including the risks that as a result (a) the business, operating results or stock price of IKONICS may suffer, (b) its current plans and operations may be disrupted, (c) the ability of IKONICS to retain or recruit key employees may be adversely affected, (d) its business relationships (including, customers, franchisees and suppliers) may be adversely affected, or (e) management and employee attention may be diverted from other important matters; (6) the effect of limitations that the merger agreement places on IKONICS's ability to operate its business, return capital to shareholders or engage in alternative transactions; (7) the nature, cost and outcome of pending and future litigation and other legal proceedings, including any such proceedings related to the transactions and instituted against IKONICS and others; (8) the risk that the transactions may involve unexpected costs, liabilities or delays; (9) other economic, business, competitive, legal, regulatory, and/or tax factors; (10) the possibility that less than all or none of the legacy IKONICS business will be sold prior to the expiration of the CVRs; and (11) other factors described under the heading "Risk Factors" in Part I, Item 1A of IKONICS's annual report on Form 10-K for the fiscal year ended December 31, 2020, as updated or supplemented by subsequent reports that IKONICS has filed or files with the SEC. Potential investors, shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Neither TeraWulf nor IKONICS assumes any obligation to publicly update any forward-looking statement after it is made, whether as a result of new information, future events or otherwise, except as required by law.

For additional information, please visit www.TeraWulf.com or follow @TeraWulfInc on Twitter.